Exhibit 4.1

PROMISSORY NOTE

$125,000,000	December 19, 2006
New York, New York

FOR VALUE RECEIVED, TAXI MEDALLION LOAN TRUST II, a Delaware statutory trust (the “Borrower”), hereby promises to pay to the order of Citicorp North America, Inc. (the “Managing Agent”) for the benefit of the Lenders in the Managing Agent’s related Lender Group, in lawful money of the United States, and in immediately available funds, the principal sum of $125,000,000 (or such lesser amount as shall equal the aggregate unpaid principal amount of the Advances made by the Lenders in the Managing Agent’s Lender Group to the Borrower under the Loan Agreement), on the dates and in the principal amounts provided in the Loan Agreement, and to pay interest on the unpaid principal amount of each such Advance, at such office, in like money and funds, for the period commencing on the date of such Advance until such Advance shall be paid in full, at the rates per annum and on the dates provided in the Loan Agreement.

This Note is one of the Notes referred to in that certain Loan and Security Agreement, dated as of December 19, 2006 (as amended, restated, supplemented or otherwise modified and in effect from time to time, the “Loan Agreement”), by and among the Borrower, the Managing Agent, the other “Managing Agents” from time to time party thereto, the “Lenders” from time to time party thereto, and Citicorp North America, Inc., as Administrative Agent. Terms used but not defined in this Note have the respective meanings assigned to them in the Loan Agreement.

The date and amount of each Advance made by the Lenders in the Managing Agent’s Lender Group to the Borrower and each payment made on account of the principal thereof, shall be recorded by the Managing Agent on its books and, prior to any transfer of this Note, endorsed by the Managing Agent on the schedules attached hereto and constituting a part hereof or any continuation thereof and any such recordation shall constitute Prima facie evidence of the accuracy of the information; provided, that the failure of the Managing Agent to make any such recordation or endorsement shall not affect the obligations of the Borrower to make a payment when due of any amount owing under the Loan Agreement or hereunder in respect of the Advances made by the Lenders in the Managing Agent’s Lender Group.

The Borrower agrees to pay all the Managing Agent’s and all of the Lenders’ in the Managing Agent’s Lender Group costs of collection and enforcement (including reasonable attorneys’ fees and disbursements of the Managing Agent’s and such Lenders’ counsel) in respect of this Note in accordance with the Loan Agreement, including, without limitation, reasonable attorneys’ fees through appellate proceedings.

Notwithstanding the pledge of the Collateral, the Borrower hereby acknowledges, admits and agrees that the Borrower’s obligations under this Note are recourse obligations of the Borrower to which the Borrower pledges its full faith and credit.

The Borrower (a) waives diligence, presentment, protest and demand and also notice of protest, demand, dishonor and nonpayments of this Note, (b) expressly agrees that this Note, or any payment hereunder, may be extended from time to time, and consents to the acceptance of further Collateral, the release of any Collateral for this Note, the release of any party primarily or secondarily liable hereon, and (c) expressly agrees that it will not be necessary for the Lender, in order to enforce payment of this Note, to first institute or exhaust the Lender’s remedies against the Borrower or any other party liable hereon or against any Collateral for this Note. No extension of time for the payment of this Note, or any installment hereof, made by agreement by the Managing Agent with any person now or hereafter liable for the payment of this Note, shall affect the liability under this Note of the Borrower, even if the Borrower is not a party to such agreement; provided, however, that the Lender and the Borrower, by written agreement among them, may affect the liability of the Borrower.

Any reference herein to the Managing Agent shall be deemed to include and apply to every subsequent holder of this Note. Reference is made to the Loan Agreement for provisions concerning optional and mandatory prepayments, Collateral, acceleration and other material terms affecting this Note.

This Note shall be governed by and construed under the laws of the State of New York whose laws the Borrower expressly elects to apply to this Note. The Borrower agrees that any action or proceeding brought to enforce or arising out of this Note may be commenced in the Supreme Court of the State of New York, Borough of Manhattan, or in the District Court of the United States for the Southern District of New York.

TAXI MEDALLION LOAN TRUST II

By:	/s/ Andrew M. Murstein
Name:	Andrew M. Murstein
Title:	President

By:	/s/ Alvin Murstein
Name:	Alvin Murstein
Title:	Vice President

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